SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No    )*

Acacia Communications, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00401C108

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No: 00401C108	Page 2 of 9

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Matrix Partners VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒[1]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 10,646,247[2]
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 10,646,247[2]
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,646,247[2]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 28.5%[3]
12	TYPE OF REPORTING PERSON* PN

[1]	This Schedule 13G is filed by Matrix Partners VIII, L.P. (“Matrix VIII”); Matrix VIII US Management Co., L.L.C. (“Matrix VIII US MC”), the general partner of Matrix VIII; and Stan Reiss (“Mr. Reiss”), Managing Member of Matrix VIII US MC (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
[2]	Represents 10,646,247 shares held by Matrix VIII (the “Matrix VIII Shares”). Matrix VIII US MC is the general partner of Matrix VIII, and Mr. Reiss is a managing member of Matrix VIII US MC. Mr. Reiss has sole voting and dispositive power with respect to the Matrix VIII Shares. The Reporting Persons disclaim beneficial ownership of the Matrix VIII Shares, except to the extent of their respective pecuniary interests therein.
[3]	This percentage is calculated based upon 37,422,863 shares of the Issuer’s common stock outstanding as of November 4, 2016.

CUSIP No: 00401C108	Page 3 of 9

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Matrix VIII US Management Co., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒[4]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 10,652,116[5]
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 10,652,116[5]
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,652,116[5]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 28.5%[6]
12	TYPE OF REPORTING PERSON* OO

[4]	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
[5]	Represents the Matrix VIII Shares and 5,869 shares held by Weston & Co. VIII LLC as nominee for Matrix VIII US MC, which is the beneficial owner of such shares (the “Matrix VIII US MC Shares”). Matrix VIII US MC is the general partner of Matrix VIII, and Mr. Reiss is a managing member of Matrix VIII US MC. Mr. Reiss has sole voting and dispositive power with respect to the Matrix VIII shares and the Matrix VIII US MC Shares. The Reporting Persons disclaim beneficial ownership of the Matrix VIII Shares and the Matrix VIII US MC Shares, except to the extent of their respective pecuniary interests therein.
[6]	This percentage is calculated based upon 37,422,863 shares of the Issuer’s common stock outstanding as of November 4, 2016.

CUSIP No: 00401C108	Page 4 of 9

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Stan Reiss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒[7]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 10,652,116[8]
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 10,652,116[8]
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,652,116[8]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 28.5%[9]
12	TYPE OF REPORTING PERSON* IN

[7]	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
[8]	Includes the Matrix VIII Shares and the Matrix VIII US MC Shares. Matrix VIII US MC is the general partner of Matrix VIII, and Mr. Reiss is a managing member of Matrix VIII US MC. Mr. Reiss has sole voting and dispositive power with respect to the Matrix VIII Shares and the Matrix VIII US MC Shares. The Reporting Person disclaims beneficial ownership of the Matrix VIII Shares and the Matrix VIII US MC Shares, except to the extent of his pecuniary interest therein.
[9]	This percentage is calculated based upon 37,422,863 shares of the Issuer’s common stock outstanding as of November 4, 2016.

CUSIP No: 00401C108	Page 5 of 9

ITEM 1(A).	NAME OF ISSUER

Acacia Communications, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

3 Mill and Main Place

Suite 400

Maynard, MA 01754

ITEM 2(A).	NAME OF PERSONS FILING

Matrix Partners VIII, L.P. (“Matrix VIII”)

Matrix VIII US Management Co., L.L.C. (“Matrix VIII US MC”)

Stan Reiss (“Mr. Reiss”)

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

c/o Matrix Partners

101 Main Street, 17th Floor

Cambridge, MA 02142

ITEM 2(C).	CITIZENSHIP

Matrix VIII: Delaware limited partnership

Matrix VIII US MC: Delaware limited liability company

Mr. Reiss: United States

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

Common Stock, $0.0001 par value per share (the “Common Stock”)

ITEM 2(E).	CUSIP NUMBER

00401C108

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP

(a)	Amount beneficially owned:

As of December 31, 2016: Matrix VIII was the record holder of 10,646,247 shares of Common Stock (the “Matrix VIII Shares”) and Matrix VIII US MC was the record holder of 5,869 shares of Common Stock (the “Matrix VIII US MC Shares”) held by Weston & Co. VIII as nominee for Matrix VIII US MC.

Matrix VIII US MC, as the general partner of Matrix VIII, has sole voting and dispositive power of the Matrix VIII Shares. Mr. Reiss, as a managing member of Matrix VIII US MC, as General Partner of Matrix VIII, has sole voting and dispositive power over the Matrix VIII Shares and the Matrix VIII US MC Shares.

CUSIP No: 00401C108	Page 6 of 9

(b)	Percent of Class:

Matrix VIII: 28.5%

Matrix VIII US MC: 28.5%

Mr. Reiss: 28.5%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Matrix VIII: 10,646,247

Matrix VIII US MC: 10,652,116

Mr. Reiss: 10,652,116

(ii)	Shared power to vote or to direct the vote:

Matrix VIII: 0

Matrix VIII US MC: 0

Mr. Reiss: 0

(iii)	Sole power to dispose or to direct the disposition of:

Matrix VIII: 10,646,247

Matrix VIII US MC: 10,652,116

Mr. Reiss: 10,652,116

(iv)	Shared power to dispose or to direct the disposition of:

Matrix VIII: 0

Matrix VIII US MC: 0

Mr. Reiss: 0

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Each of the Reporting Persons Expressly disclaims membership in a “Group” as defined in Rule 13d-1(b)(ii)(J).

CUSIP No: 00401C108	Page 7 of 9

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP No: 00401C108	Page 8 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2017

MATRIX PARTNERS VIII, L.P.

By:	Matrix VIII US Management Co., L.L.C., its General Partner

By:	/s/ Stan Reiss
Stan Reiss, Authorized Member

MATRIX VIII US MANAGEMENT CO., L.L.C.

By:	/s/ Stan Reiss
Stan Reiss, Authorized Member

/s/ Stan Reiss
Stan Reiss

CUSIP No: 00401C108	Page 9 of 9

EXHIBIT 99.1

JOINT FILING AGREEMENT

The undersigned, being duly authorized thereunder, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date: February 7, 2017

MATRIX PARTNERS VIII, L.P.

By:	Matrix VIII US Management Co., L.L.C., its General Partner

By:	/s/ Stan Reiss
Stan Reiss, Authorized Member

MATRIX VIII US MANAGEMENT CO., L.L.C.

By:	/s/ Stan Reiss
Stan Reiss, Authorized Member

/s/ Stan Reiss
Stan Reiss